SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 28683; 812-13602]

First American Strategy Funds, Inc., et al.; Notice of Application

March 31, 2009

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under section 6(c) of the Investment Company Act of 1940

("Act") for an exemption from rule 12d1-2(a) under the Act.

Summary of Application: Applicants request an order to permit funds of funds relying on rule

12d1-2 under the Act to invest in certain financial instruments.

Applicants: First American Strategy Funds, Inc. ("FASF"), First American Investment Funds,

Inc. ("FAIF"), FAF Advisors, Inc. ("FAF Advisors"), and Quasar Distributors, LLC ("Quasar").

Filing Dates: The application was filed on November 12, 2008, and amended on March 20,

2009. Applicants have agreed to file an amendment during the notice period, the substance of

which is reflected in this notice.

Hearing or Notification of Hearing: An order granting the application will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on April 27, 2009 and

should be accompanied by proof of service on applicants, in the form of an affidavit or, for

lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest,

the reason for the request, and the issues contested. Persons who wish to be notified of a hearing

may request notification by writing to the Commission's Secretary.

<u>Addresses</u>: Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090; Applicants, c/o Kathleen L. Prudhomme, FAF Advisors, Inc., BC-MN-H04N, 800 Nicollet Mall, 4th Floor, Minneapolis, MN 55402.

<u>For Further Information Contact</u>: Lewis Reich, Senior Counsel, at (202) 551-6919, or Jennifer L. Sawin, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of Investment Company Regulation).

<u>Supplementary Information</u>: The following is a summary of the application. The complete application may be obtained for a fee at the Commission's Public Reference Room, 100 F Street, NE, Washington, DC 20549-1520 (telephone (202) 551-5850).

<u>Applicants' Representations</u>:

      1.   FASF is organized as a Minnesota corporation and FAIF as a Maryland corporation and each is registered under the Act as an open-end management investment company. FAF Advisors is a Delaware corporation registered as an investment adviser under the Investment Advisers Act of 1940, as amended, and currently serves as investment adviser to the series of FASF and FAIF. Quasar is a Delaware limited liability company registered as a broker-dealer under the Securities Exchange Act of 1934, as amended ("Exchange Act"), that serves as the distributor for FASF and FAIF and all of their series.

      2.   Applicants request the exemption to the extent necessary to permit any existing or future registered open-end management investment company or series thereof (i) that is advised by FAF Advisors or an entity controlling, controlled by, under common control with FAF Advisors (each, an "Advisor") that is in the same group of investment companies as defined in section 12(d)(1)(G) of the Act and (ii) that invests in other registered open-end management investment companies in reliance on section 12(d)(1)(G) of the Act, and (iii) that is also eligible

to invest in securities (as defined in section 2(a)(36) of the Act) in reliance on rule 12d1-2 under

the Act (together with FASF, FAIF and their series, the "Funds of Funds") to also invest, to the

extent consistent with its investment objective, policies, strategies and limitations, in financial

instruments that may not be securities within the meaning of section 2(a)(36) of the Act ("Other

Investments").[1]

       3.   Consistent with its fiduciary obligations under the Act, each Fund of Funds' board

of directors will review the advisory fees charged by the Fund of Funds' investment adviser to

ensure that they are based on services provided that are in addition to, rather than duplicative of,

services provided pursuant to the advisory agreement of any investment company in which the

Fund of Funds may invest.

Applicants' Legal Analysis:

       1.   Section 12(d)(1)(A) of the Act provides that no registered investment company

("acquiring company") may acquire securities of another investment company ("acquired

company") if such securities represent more than 3% of the acquired company's outstanding

voting stock or more than 5% of the acquiring company's total assets, or if such securities,

together with the securities of other investment companies, represent more than 10% of the

acquiring company's total assets. Section 12(d)(1)(B) of the Act provides that no registered

open-end investment company may sell its securities to another investment company if the sale

will cause the acquiring company to own more than 3% of the acquired company's voting stock,

or cause more than 10% of the acquired company's voting stock to be owned by investment

companies and companies controlled by them.

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[1]   Applicants also request that the order exempt any entity controlling, controlled by or under common
control with FAF Advisors or Quasar that now or in the future acts as principal underwriter with respect to the
transactions described in the application. Every existing entity that currently intends to rely on the requested order is
named as an applicant. Any existing or future entity that relies on the order in the future will do so only in
accordance with the terms and condition in the application.

2.   Section 12(d)(1)(G) of the Act provides that section 12(d)(1) will not apply to securities of an acquired company purchased by an acquiring company if: (i) the acquiring company and acquired company are part of the same group of investment companies; (ii) the acquiring company holds only securities of acquired companies that are part of the same group of investment companies, government securities, and short-term paper; (iii) the aggregate sales loads and distribution-related fees of the acquiring company and the acquired company are not excessive under rules adopted pursuant to section 22(b) or section 22(c) of the Act by a securities association registered under section 15A of the Exchange Act or by the Commission; and (iv) the acquired company has a policy that prohibits it from acquiring securities of registered open-end management investment companies or registered unit investment trusts in reliance on section 12(d)(1)(F) or (G) of the Act.

3.   Rule 12d1-2 under the Act permits a registered open-end investment company or a registered unit investment trust that relies on section 12(d)(1)(G) of the Act to acquire, in addition to securities issued by another registered investment company in the same group of investment companies, government securities, and short-term paper: (1) securities issued by an investment company that is not in the same group of investment companies, when the acquisition is in reliance on section 12(d)(1)(A) or 12(d)(1)(F) of the Act; (2) securities (other than securities issued by an investment company); and (3) securities issued by a money market fund, when the investment is in reliance on rule 12d1-1 under the Act. For the purposes of rule 12d1-2, "securities" means any security as defined in section 2(a)(36) of the Act.

4.   Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction from any provision of the Act, or from any rule under the Act, if such

5.   Applicants state that the proposed arrangement would comply with the provisions

of rule 12d1-2 under the Act, but for the fact that the Funds of Funds may invest a portion of

their assets in Other Investments. Applicants request an order under section 6(c) of the Act for

an exemption from rule 12d1-2(a) to allow the Funds of Funds to invest in Other Investments.

Applicants assert that permitting the Funds of Funds to invest in Other Investments as described

in the application would not raise any of the concerns that the requirements of section 12(d)(1)

were designed to address.

Applicants' Condition:

Applicants agree that the order granting the requested relief will be subject to the

following condition:

Applicants will comply with all provisions of rule 12d1-2 under the Act, except for

paragraph (a)(2) to the extent that it restricts any Fund of Funds from investing in Other

Investments as described in the application.

For the Commission, by the Division of Investment Management, under delegated

authority.

Florence E. Harmon
Deputy Secretary